Renren Inc.

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

February 15, 2017

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

Gabriel Eckstein, Staff Attorney

Barbara Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renren Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 20-F”) Filed May 16, 2016 Form 6-K Furnished December 22, 2016 File No. 001-35147

Dear Mr. Krikorian, Mr. Youngwood, Mr. Eckstein and Ms. Jacobs:

The Company has received the letter dated February 1, 2017 from the staff of the Securities and Exchange Commission regarding the Company’s 2015 20-F. The Company would like to request an extension to the deadline for responding to the letter. The Company will provide its response to the letter via EDGAR as soon as possible, and in any event no later than March 2, 2017.

If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 (10) 8448-1818 or the Company’s U.S. counsel, Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4891.

Very truly yours,

/s/ Thomas Jintao Ren
Thomas Jintao Ren
Chief Financial Officer

cc:	Joseph Chen, Chairman and Chief Executive Officer, Renren Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP